                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

[X]                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended              DECEMBER 31, 1995
                         ------------------------------------------------------
                                      OR

[ ]                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________to__________________________


Commission file number   33-00579
                       ------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SOUTHSIDE BANCSHARES CORP.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            WITH 401 (k) PROVISIONS
                              3606 GRAVOIS AVENUE
                           ST. LOUIS, MISSOURI 63116

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          SOUTHSIDE BANCSHARES CORP.
                              3606 GRAVOIS AVENUE
                           ST. LOUIS, MISSOURI 63116

                             REQUIRED INFORMATION

Financial Statements:

4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 1995 and 1994 are presented on pages 3 through 17.



Exhibits:

1.   Consent of BDO Seidman, LLP


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SOUTHSIDE BANCSHARES CORP.
                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                 WITH 401 (k) PROVISIONS



                                 /s/ Thomas M. Teschner
                                 -----------------------------------------------
                                 Trustee of the Plan and
                                 President & Chief Executive Officer



DATE:  November 5, 1996
       ----------------

                              Southside Bancshares Corp.
                           Employee Stock Ownership Plan
                                  with 401(k) Provisions

                      ----------------------------------------------

                                                Financial Statements
                                           and Supplemental Material

                              Years Ended December 31, 1995 and 1994

                                                      Southside Bancshares Corp.
                                                   Employee Stock Ownership Plan
                                                          with 401(k) Provisions


                                                                        Contents
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS
      Statements of net assets available for benefits                     2
      Statements of changes in net assets available for benefits          3
      Summary of accounting policies                                      4
      Notes to financial statements                                    5-10

SUPPLEMENTAL MATERIAL
      Schedule of assets held for investment                             11
      Schedule of transactions or series of transactions in excess
       of 5% of current value of plan assets at beginning of year        12

                       [LETTERHEAD OF BDO SEIDMAN, LLP]


Independent Auditors' Report


The Plan Administrator and Participants
Southside Bancshares Corp.
  Employee Stock Ownership Plan
  with 401(k) Provisions
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions taken as a whole. The schedules included in the supplemental material are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such supplemental material has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/  BDO Seidman LLP


St. Louis, Missouri
August 16, 1996

                                                      Southside Bancshares Corp.
                                                   Employee Stock Ownership Plan
                                                          with 401(k) Provisions

                                 Statements of Net Assets Available for Benefits

==================================================================================================
                                                                                   Total
                                                                         -------------------------
December 31,                                    Allocated   Unallocated       1995         1994
--------------------------------------------------------------------------------------------------
Assets

Investments, at fair value (Notes 3, 4, 5 and 6)
  Southside Bancshares Corp. common
    stock, 31,964 allocated shares
    and 16,801 unallocated shares at
    December 31, 1995 and 33,605
    allocated shares at December 31,
    1994                                       $6,392,800    $3,360,200  $ 9,753,000    $5,376,800
  Mutual Funds:
    SEI S&P 500 Index Fund                        432,963            -       432,963            -
    Institutional shares of Federated
        GNMA Trust                                189,455            -       189,455            -
    Northern Funds Benchmark Government
      Portfolio                                 1,290,987            -     1,290,987            -
--------------------------------------------------------------------------------------------------
                                                8,306,205     3,360,200   11,666,405     5,376,800
Receivables (Note 5)
   Employer's contribution                        394,166            -       394,166       150,384
   Accrued interest and dividends                   7,018            -         7,018            -
Cash (Note 5)                                     163,216            -       163,216       169,286
--------------------------------------------------------------------------------------------------
Total Assets                                    8,870,605     3,360,200   12,230,805     5,696,470
--------------------------------------------------------------------------------------------------
Liabilities
  Loan payable (Note 4)                                -      2,986,720    2,986,720            -
--------------------------------------------------------------------------------------------------
Total Liabilities                                      -      2,986,720    2,986,720            -
--------------------------------------------------------------------------------------------------

Net Assets Available for Benefits              $8,870,605    $  373,480  $ 9,244,085    $5,696,470
==================================================================================================


                                 See accompanying summary of accounting policies
                                              and notes to financial statements.

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                             STATEMENTS OF CHANGES IN NET ASSETS
                                                          AVAILABLE FOR BENEFITS
================================================================================

                                                                                Total
                                                                        ---------------------
YEARS ENDED DECEMBER 31,                         Allocated  Unallocated    1995       1994
---------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income:
    Net appreciation in fair value of
      investments (Note 3)                       $1,278,560  $672,040  $1,950,600  $   14,060
  Dividends                                         112,185    56,001     168,186      60,685
  Interest                                            4,175         -       4,175       1,700
---------------------------------------------------------------------------------------------
                                                  1,394,920   728,041   2,122,961      76,445
  Allocation of 1,866 shares of common
    stock of Southside Bancshares Corp.,
    at market                                       298,560         -     298,560           -
  Employer contributions                            316,631    78,588     395,219     230,307
---------------------------------------------------------------------------------------------
TOTAL ADDITIONS                                   2,010,111   806,629   2,816,740     306,752
---------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Interest expense                                        -   134,589     134,589           -
  Benefits paid to participants                     850,580         -     850,580     196,461
  Allocation of 1,866 shares of common
    stock of Southside Bancshares Corp.,
    at market                                             -   298,560     298,560           -
---------------------------------------------------------------------------------------------
TOTAL DEDUCTIONS                                    850,580   433,149   1,283,729     196,461
---------------------------------------------------------------------------------------------
NET INCREASE PRIOR TO TRANSFER                    1,159,531   373,480   1,533,011     110,291

TRANSFER OF NET ASSETS (Note 5)                   2,014,604         -   2,014,604           -

NET INCREASE                                      3,174,135   373,480   3,547,615     110,291

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                               5,696,470         -   5,696,470   5,586,179
---------------------------------------------------------------------------------------------
  End of year                                    $8,870,605  $373,480  $9,244,085  $5,696,470
=============================================================================================

                                 See accompanying summary of accounting policies
                                              and notes to financial statements.

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                                  SUMMARY OF ACCOUNTING POLICIES

================================================================================

BASIS OF                                The accompanying financial statements
PRESENTATION                            have been prepared on the accrual
                                        basis of accounting.

INVESTMENTS                             Investments are stated at fair market
                                        value on December 31, 1995 and 1994.
                                        Fair value is determined by quoted
                                        market prices.

PAYMENT OF BENEFITS                     Benefits are recorded when paid.

USE OF ESTIMATES                        Management uses estimates and
                                        assumptions in preparing financial
                                        statements.  Those estimates and
                                        assumptions affect the reported
                                        amounts of assets and liabilities,
                                        the disclosure of contingent assets
                                        and liabilities, and the reported
                                        additions to and deductions from net
                                        assets.

INCOME TAXES                            The Internal Revenue Service issued
                                        its latest determination letter on
                                        February 7, 1996 which stated that
                                        the Plan and its underlying trust
                                        qualify under the applicable
                                        provisions of the Internal Revenue
                                        Code and, therefore, are exempt from
                                        federal income taxes.

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

1.  DESCRIPTIONS OF                     The following descriptions of the
    THE PLAN                            Plan are provided for general
                                        information only.  Participants
                                        should refer to the Plan agreement
                                        for more complete information.

                                        GENERAL

                                        The Plan is a defined contribution
                                        employee benefit plan covering
                                        substantially all employees of
                                        Southside Bancshares Corp. (the
                                        Company) and the employees of its
                                        subsidiary banks, South Side National
                                        Bank, State Bank of DeSoto, Bank of
                                        St. Charles County and Bank of Ste.
                                        Genevieve.  The Plan is subject to
                                        the provisions of ERISA.

                                        ELIGIBILITY

                                        Employees are eligible for membership
                                        in the Plan after attainment of age
                                        18 and completion of 6 months of
                                        service during the eligibility
                                        computation period.  Employees must
                                        also complete 1,000 hours of service
                                        each calendar year and be employed at
                                        the end of the Plan year in order to
                                        participate in the Company
                                        contributions and forfeitures for
                                        that year.

                                        CONTRIBUTIONS

                                        Under the Plan agreement, employees
                                        may elect to contribute, on a tax
                                        deferred basis, not less than 2% nor
                                        more than 15% of covered
                                        compensation.  The Company
                                        contributed an amount equal to 50% of
                                        these employee contributions, up to
                                        6% of covered compensation.

                                        Each year the Company may also, at
                                        its option, contribute an additional
                                        discretionary amount as determined by
                                        the Company's Board of Directors.

                                        The Company is required to contribute
                                        each year, an amount necessary to
                                        service any debt of the Plan incurred
                                        for the purpose of acquiring
                                        securities in accordance with the
                                        terms of the loan agreement.  The
                                        maximum Company contribution
                                        allocated to a participant's account
                                        is the lesser of $30,000 or 25%
                                        [including the 401(k) Plan] of the
                                        member's compensation paid by the
                                        employer for the year plus the
                                        interest obligation on the loans used
                                        to purchase stock.

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                        ALLOCATION OF BENEFITS

                                        Employer contributions and forfeitures
                                        are allocated to eligible participants'
                                        accounts based upon the ratio of
                                        eligible participants' compensation for
                                        the year to total compensation of all
                                        eligible Plan members for the year.
                                        Investment income and any gain or loss
                                        during the year are allocated to the
                                        participant's account in the same
                                        proportion as the balance of the
                                        participant's account to the total of
                                        all participants' accounts as of the
                                        previous valuation date.

                                        VESTING

                                        Participants are immediately fully
                                        vested in their contributions plus
                                        earnings thereon. Upon a participant's
                                        attainment of his/her disability,
                                        retirement date, 65th birthday, or upon
                                        death, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the remainder of that participant's account is based on years of continuous service as follows:


                                            Completed years        Vested
                                               of service        percentage
                                            -------------------------------
                                            Less than 2              -  %
                                            2                         20%
                                            3                         50%
                                            4                         75%
                                            5 or more                100%
                                            -------------------------------

                                        In the event that the Plan meets certain provisions of the Internal Revenue Code, vesting may occur over a shorter period of time.

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                        DISTRIBUTIONS

                                        Participants may choose to have
                                        account balances distributed in
                                        either stock or cash.  Participants'
                                        stock withdrawals are distributed
                                        from securities held by the Plan by
                                        transfer of common stock to the
                                        participants for full-share vested
                                        interest and cash for
                                        fractional-share vested interest.
                                        Forfeitures resulting from
                                        withdrawals prior to full vesting are
                                        allocated to participants' accounts
                                        as noted above.

                                        LOANS

                                        Participants may request a loan up to
                                        50% of the vested balance in their
                                        account for reasons of financial
                                        hardship.  All loans must be repaid
                                        in level payments over a maximum of a
                                        five-year period with an exception
                                        for loans used to acquire a
                                        participant's principal residence.

                                        DEBT

                                        The Plan purchased Company common
                                        shares using the proceeds of a bank
                                        borrowing (see Note 4) guaranteed by
                                        the Company, and holds the stock in a
                                        trust established under the plan.
                                        The borrowing is to be repaid over a
                                        period of 10 years by fully
                                        deductible Company contributions to
                                        the trust fund.  As the Plan makes
                                        each payment of principal, an
                                        appropriate percentage of stock will
                                        be allocated to eligible employees'
                                        accounts in accordance with
                                        applicable regulations under the Code.

                                        The borrowing is collateralized by
                                        the unallocated shares of stock and
                                        is guaranteed by the Company.  The
                                        lender has no rights against shares
                                        once they are allocated under the
                                        ESOP.  Accordingly, the financial
                                        statements of the Plan for the year
                                        ended December 31, 1995 present
                                        separately the assets and liabilities
                                        and changes therein pertaining to:

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                             a.  the accounts of employees with
                                                 vested rights in allocated
                                                 stock (Allocated) and

                                             b.  stock not yet allocated to
                                                 employees (Unallocated).

                                        ADMINISTRATIVE EXPENSES

                                        The Plan requires the Company to pay
                                        all expenses incidental to the
                                        operation and management of the Plan.

                                        PLAN TERMINATION

                                        The Company reserves the right to
                                        terminate the Plan at any time.  In
                                        the event of Plan termination,
                                        participants become fully vested in
                                        their accounts.

2.  PARTY-IN-INTEREST                   At December 31, 1995 and 1994, the
    TRANSACTIONS                        Plan held an investment in the
                                        Company's common stock valued at
                                        $9,753,000 and $5,376,800,
                                        respectively.  The Plan also received
                                        dividends of $168,186 and $60,685,
                                        respectively, and recognized
                                        $1,950,600 and $14,060 of market
                                        value appreciation on this investment
                                        during the years ended December 31,
                                        1995 and 1994, respectively.

                                        The Plan held monies in a
                                        non-interest bearing checking account
                                        with a subsidiary of the Company.  At
                                        December 31, 1995 and 1994, the
                                        balances were $16,645 and $-0-,
                                        respectively.

                                        Additionally, during the years ended
                                        December 31, 1995 and 1994, the Plan
                                        invested short-term funds of $146,571
                                        and $169,286, respectively, in an
                                        interest bearing demand deposit
                                        account with South Side National
                                        Bank, a subsidiary of the Company.
                                        During the years ended December 31,
                                        1995 and 1994, the Plan earned $4,175
                                        and $1,700, respectively, of interest
                                        income on these investments.  These
                                        are considered party-in-interest
                                        transactions allowable under ERISA
                                        guidelines.

                                                      Southside Bancshares Corp.
                                                   Employee Stock Ownership Plan
                                                          with 401(k) Provisions

                                                   Notes to Financial Statements


============================================================================================================

3.Investments                           Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1995 and 1994 are as follows:
                                                                    December 31, 1995
                                        --------------------------------------------------------------------
                                                                    Description of investment
                                        Identity of issuer,         including maturity date,
                                        borrower, lessor or           rate of interest, par or
                                          similar party                  maturity value           Fair value
                                        --------------------------------------------------------------------

                                        Southside Bancshares        Common stock:
                                          Corp.                       31,964 shares allocated     $6,392,800
                                                                      16,801 shares unallocated    3,360,200
                                                                      48,765 total shares         $9,753,000
                                        The Northern Trust          Benchmark Government
                                         Company                      Portfolio (mutual fund)     $1,290,987
                                        ====================================================================

                                                                    December 31, 1994
                                        --------------------------------------------------------------------
                                                                    Description of investment
                                         Identity of issuer,        including maturity date,
                                        borrower, lessor or           rate of interest, par or
                                          similar party                  maturity value           Fair value
                                        --------------------------------------------------------------------
                                        Southside Bancshares        Common stock:
                                          Corp.                       33,605 shares allocated     $5,376,800
                                        ====================================================================

4.  LOAN PAYABLE                        During 1995, the Plan entered into a loan agreement due April 1996 with an unaffiliated financial institution, the proceeds of which were used to purchase 18,667 shares of the Company's common stock.
                                        The note is secured by the unallocated shares of the Company's common stock and requires quarterly interest payments at the prime rate which was 8.50% and had a principal balance of $2,986,720 at
                                        December 31, 1995.

5.  PLAN AMENDMENT                      Effective as of January 1, 1995, the Company amended, restated and consolidated the original 401(k) Thrift Plan and the Employee Stock
                                        Ownership Plan to an Employee Stock Ownership Plan containing
                                        Internal Revenue Code Section 401(k) provisions.  The two original plans were to remain as separate entities until December 31, 1995 at which time they would be consolidated into one plan by transferring all assets from the 401(k) Thrift Plan to the Employee Stock Ownership
                                        Plan.  A summary of the net assets transferred on December 31, 1995 follows:

                                                      Southside Bancshares Corp.
                                                   Employee Stock Ownership Plan
                                                          with 401(k) Provisions

                                                   Notes to Financial Statements
================================================================================

                                        ----------------------------------------

                                        Investments at fair value     $1,913,405
                                        Receivables:
                                          Employer contribution           77,536
                                          Interest and dividends           7,018
                                        Cash                              16,645
                                        ----------------------------------------

                                                                      $2,014,604
                                        ========================================

6.  Subsequent Event                    On February 15, 1996, the Company
                                        effected a ten for one stock split to
                                        shareholders of record on January 31,
                                        1996.

                                        On April 2, 1996, the Plan renewed
                                        its loan agreement to extend the debt
                                        through the year 2005 at similar
                                        terms as disclosed in Note 4.

                             Supplemental Material

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                          SCHEDULE OF ASSETS HELD FOR INVESTMENT

================================================================================


                               DECEMBER 31, 1995
---------------------------------------------------------------------------------
                         Description of investment
Identity of issuer,       including maturity date,
borrower, lessor or       rate of interest, par or
   similar party               maturity value                Cost      Fair value
---------------------------------------------------------------------------------
Southside Bancshares      Common stock
  Corp.                     31,964 shares allocated       $1,861,939   $6,392,800
                            16,801 shares unallocated      2,688,160    3,360,200
                            ------                        ----------   ----------
                            48,765 shares total            4,550,099    9,753,000

SEI Financial             SEI S&P 500 Index
  Services Company          Fund (mutual fund)               361,966      432,963

Federated GNMA            Institutional shares
  Trust                     (mutual fund)                    181,699      189,455

The Northern Trust        Benchmark Government
  Company                   Portfolio (mutual fund)        1,290,987    1,290,987
---------------------------------------------------------------------------------
                                                          $6,384,751  $11,666,405
=================================================================================


                                  See accompanying independent auditors' report.

                                                      SOUTHSIDE BANCSHARES CORP.
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                          WITH 401(k) PROVISIONS

                                           SCHEDULE OF TRANSACTIONS OR SERIES OF
                                         TRANSACTIONS IN EXCESS OF 5% OF CURRENT
                                       VALUE OF PLAN ASSETS AT BEGINNING OF YEAR
================================================================================

                                            YEAR ENDED DECEMBER 31, 1995
---------------------------------------------------------------------------------------------------------------------
                                                                       Market value
                                                                  ----------------------
                                             Number of            Purchase       Selling       Cost of       Net gain
Description of asset                        transactions            price         price         asset        (loss)
---------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS
  Shares of Southside Bancshares Corp.
     Common stock                                1              $2,986,720       $     -      $2,986,720     $      -
  Transfer of net assets                         1              $        -       $     -      $2,014,604     $      -
  Loan Proceeds                                  1              $        -       $     -      $2,986,720     $      -

SERIES OF TRANSACTIONS
  Benefits paid to participants                 34              $        -       $     -      $  850,580     $      -
---------------------------------------------------------------------------------------------------------------------

                                  See accompanying independent auditors' report.